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EXHIBIT 99-11

Suncor's Trade Relations Policy Guidance and Standard

POLICY GUIDANCE & STANDARDS

TRADE RELATIONS		Number: CO-057
Date Developed: August 26, 1993	Revision Date: February 4, 2015	Last Reviewed: December 29, 2014

Document Owner: General Counsel

Document Contact: Vice President Legal Affairs, Corporate

SCOPE AND PURPOSE

This policy guidance & standard (PG&S) applies to Suncor Energy Inc. and its subsidiaries world-wide (collectively "Suncor"). References in this document to "Suncor Personnel" include members of the board of directors, officers, employees, contract workers, consultants and agents of Suncor. All Suncor Personnel must comply with this PG&S.

This PG&S is subject to and forms part of Suncor's Standards of Business Conduct Code and Compliance Program.

GUIDANCE & STANDARDS

Suncor is committed to complying with applicable laws respecting the restraint of trade and the preservation and promotion of competition ("Competition Law"). In the course of procuring goods or services for Suncor, certain conduct can give rise to liability under Competition Law. To ensure that potentially competitively sensitive conduct is evaluated ahead of time, Suncor Personnel must obtain the approval of Legal Affairs before engaging in the conduct described below. That process will ensure that the potential risks are appropriately assessed and safeguards are implemented as necessary.

The following standards are to be observed:

A.
Prior to requiring any service company, service provider, vendor, supplier, contractor, consultant or any other third party engaged by the company, or its partners in projects, to purchase products and services from Suncor as a condition of the relationship, Suncor Personnel must obtain the approval of Legal Affairs. This requirement does not apply to crude oil or other product exchanges.

B.
Suncor should generally not be made a party to any group of purchasers that agrees to boycott a particular supplier or list of suppliers. Likewise, Suncor should generally not be party to any joint effort or agreement refusing to deal with a particular customer or list of customers. Any proposed conduct of that nature must be approved in advance by Legal Affairs.

In addition to other potential legal consequences, an individual who violates this PG&S is subject to disciplinary action, which may include immediate dismissal. Supervisors and managers are expected to promote a working environment consistent with this PG&S and assist Suncor Personnel within their supervision to understand and comply with this PG&S.

EXCEPTIONS

There are no exceptions to this PG&S.

DEFINITIONS

References in this PG&S to crude oil or other product exchanges relate to the practice in the industry of "borrowing" product or crude oil from other industry participants to meet supply obligations when the borrower is temporarily unable to satisfy such obligations. Such borrowed product or crude oil is then "repaid" in kind or otherwise at a later date. In order to complete such transactions it is necessary (i) to maintain detailed records of product or crude oil borrowed or lent, (ii) to require lenders, on certain terms, to take back an equivalent amount of the product or crude oil borrowed, and (iii) to communicate certain relevant information to the parties to such exchanges.

REFERENCES TO RELATED DOCUMENTS

Business Conduct Policy Statement
Business Conduct Code and Compliance Program PG&S
Competition PG&S
Improper Payments PG&S
Trading Risk Management PG&S

This document replaces "Policy 302 Trade Relations".

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  EXHIBIT 99-11
Suncor's Trade Relations Policy Guidance and Standard